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                                    FORM 6-K/#2
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of August, 2006

                         Commission File Number 0-14009

                      CONSOLIDATED MERCANTILE INCORPORATED
                (Translation of registrant's name into English)

                   106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Included in this Report on Form 6-k:

PRESS RELEASE - AUGUST 16, 2006

INTERIM FINANCIAL STATEMENTS JUNE 30, 2006

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF  FINANCIAL  CONDITION  AND RESULTS OF
  OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2006

CEO CERTIFICATION OF INTERIM FILINGS

CFO CERTIFICATION OF INTERIM FILINGS

                      CONSOLIDATED MERCANTILE INCORPORATED

                                  PRESS RELEASE

Toronto, Ontario - August 16, 2006 - Consolidated Mercantile Incorporated (TSX - "CMC" - common) (NASDAQ - "CSLMF" - common)

Consolidated Mercantile Incorporated reports Second Quarter financial results

Revenues for the six months ended June 30, 2006 decreased to approximately $14.7 million from $18.2 million in the comparable 2005 period. Sales reflect the consolidation of Distinctive Designs Furniture Inc., the Company's furniture manufacturing subsidiary. Competitive market conditions resulted in reduced sales volumes at Distinctive. Net Loss for the period was $4.2 million compared to $1.9 million in the preceding year. Results for the period were impacted by the furniture operations, the Company's equity position at Polyair and a revaluation of the future income tax benefits on non-capital loss carry forwards. Loss per share for the period was $0.82 compared with $0.38 in the comparable 2005 period.

                      CONSOLIDATED STATEMENT OF OPERATIONS

------------------------------------------------------------------------------------------------------------------
                                                                                       (Unaudited)
                                                                                 Six Months ended June 30
                                                                                   2006           2005
SALES                                                                         $ 14,695,047    $ 18,184,462

COST OF SALES                                                                   13,411,386      16,387,606
                                                                              ------------    ------------
                                                                                 1,283,661       1,796,856
                                                                              ------------    ------------

INVESTMENT INCOME (LOSS)                                                            16,813         250,169
                                                                              ------------    ------------

EXPENSES
  Selling and administrative                                                     3,083,196       3,721,076
  Amortization                                                                     217,088         250,000
  Interest on long-term debt                                                             -          26,359
  Loss (gain) on foreign exchange                                                   88,840        (373,979)
  Loss on extinguishment of debt                                                         -         320,000
                                                                              ------------    ------------
                                                                                 3,389,124       3,943,456
                                                                              ------------    ------------

LOSS FROM OPERATIONS BEFORE THE UNDERNOTED                                      (2,088,650)     (1,896,431)

  Equity loss of significantly influenced companies                               (622,693)       (417,222)
  Write-down of investment in significantly influenced company                    (991,732)              -
                                                                              ------------    ------------
                                                                                (1,614,425)       (417,222)
                                                                              ------------    ------------

LOSS BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST                           (3,703,075)     (2,313,653)

  Income taxes (recovered)                                                         550,005        (655,654)
                                                                              ------------    ------------

LOSS BEFORE NON-CONTROLLING INTEREST                                            (4,253,080)     (1,657,999)

  Non-controlling interest                                                       1,023,299         650,709
                                                                              ------------    ------------

LOSS FROM CONTINUING OPERATIONS                                                 (3,229,781)     (1,007,290)

  Share of loss from discontinued operations
    of significantly influenced company                                           (932,866)       (876,815)
                                                                              ------------    ------------

NET LOSS FOR THE PERIOD                                                       $ (4,162,647)   $ (1,884,105)
                                                                              ============    ============

LOSS PER SHARE

Loss per share from continuing operations
     Basic                                                                    $      (0.64)   $      (0.20)
     Diluted                                                                  $      (0.64)   $      (0.20)

Loss per share from discontinued operations
     Basic                                                                    $      (0.18)   $      (0.18)
     Diluted                                                                  $      (0.18)   $      (0.18)

Loss per share
     Basic                                                                    $      (0.82)   $      (0.38)
     Diluted                                                                  $      (0.82)   $      (0.38)

                           CONSOLIDATED BALANCE SHEET

------------------------------------------------------------------------------------------------------------------

                                                                                    (Unaudited)
                                                                               June 30       December 31
                                                                                 2006           2005
                              A S S E T S
CURRENT
  Cash and cash equivalents                                                $  4,801,763    $  7,064,845
  Short-term investments  (market value - $5,887,992; 2005 - $3,929,552)      5,788,944       3,916,062
  Accounts receivable                                                         4,703,273       6,284,546
  Income taxes recoverable                                                            -         611,389
  Inventories                                                                 4,661,743       5,608,494
  Prepaid expenses                                                              625,993         293,112
  Future income taxes                                                            53,685          69,538
                                                                           ------------    ------------

                                                                             20,635,401      23,847,986
INVESTMENTS                                                                   4,253,395       6,779,250
PROPERTY, PLANT AND EQUIPMENT                                                 1,523,581       1,786,574
FUTURE INCOME TAXES                                                             404,633         856,267

                                                                           ------------    ------------

                                                                           $ 26,817,010    $ 33,270,077
                                                                           ============    ============

                              L I A B I L I T I E S
CURRENT
  Bank indebtedness                                                        $  4,045,862    $  5,132,074
  Accounts payable and accrued liabilities                                    2,835,414       2,991,443
  Income taxes payable                                                          847,205         868,003
  Current portion of long-term debt                                               9,996           9,996
                                                                           ------------    ------------

                                                                              7,738,477       9,001,516
LONG-TERM DEBT                                                                  558,519         562,685
NON-CONTROLLING INTEREST                                                      1,685,716       2,709,015
FUTURE INCOME TAXES                                                             156,400         166,400
                                                                           ------------    ------------

                                                                             10,139,112      12,439,616
                                                                           ------------    ------------

                              S H A R E H O L D E R S' E Q U I T Y Y

CAPITAL STOCK                                                                 2,839,453       2,840,353
CONTRIBUTED SURPLUS                                                              59,411          59,411
CUMULATIVE TRANSLATION ACCOUNT                                               (1,035,823)     (1,048,467)
RETAINED EARNINGS                                                            14,814,857      18,979,164

                                                                           ------------    ------------

                                                                             16,677,898      20,830,461
                                                                           ------------    ------------

                                                                           $ 26,817,010    $ 33,270,077
                                                                           ============    ============


Consolidated Mercantile Incorporated is a management holding company which provides merchant banking and effects its investment strategy through investment in and management of its core strategic industries including furniture, packaging products and finance.

"Safe Harbor" statement under the Private Securities Reform Act of 1995: This release contains forward-looking statements which reflect management's current views of future events and operation. These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500

                      CONSOLIDATED MERCANTILE INCORPORATED


                           CONSOLIDATED BALANCE SHEET

                                  JUNE 30, 2006

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    (Unaudited)
                                                                                        June 30         December 31
                                                                                          2006             2005
                              A S S E T S
CURRENT
  Cash and cash equivalents                                                          $  4,801,763     $  7,064,845
  Short-term investments  (market value - $5,887,992; 2005 - $3,929,552)                5,788,944        3,916,062
  Accounts receivable                                                                   4,703,273        6,284,546
  Income taxes recoverable                                                                 -               611,389
  Inventories                                                                           4,661,743        5,608,494
  Prepaid expenses                                                                        625,993          293,112
  Future income taxes                                                                      53,685           69,538
                                                                                       -----------      -----------

                                                                                       20,635,401       23,847,986

INVESTMENTS             (see Note)                                                      4,253,395        6,779,250

PROPERTY, PLANT AND EQUIPMENT                                                           1,523,581        1,786,574

FUTURE INCOME TAXES                                                                       404,633          856,267

                                                                                       -----------      -----------

                                                                                     $ 26,817,010     $ 33,270,077
                                                                                       ===========      ===========




                              L I A B I L I T I E S
CURRENT
  Bank indebtedness                                                                  $  4,045,862     $  5,132,074
  Accounts payable and accrued liabilities                                              2,835,414        2,991,443
  Income taxes payable                                                                    847,205          868,003
  Current portion of long-term debt                                                         9,996            9,996
                                                                                       -----------      -----------

                                                                                        7,738,477        9,001,516

LONG-TERM DEBT                                                                            558,519          562,685

NON-CONTROLLING INTEREST                                                                1,685,716        2,709,015

FUTURE INCOME TAXES                                                                       156,400          166,400
                                                                                       -----------      -----------

                                                                                       10,139,112       12,439,616
                                                                                       -----------      -----------




                              S H A R E H O L D E R S' E Q U I T Y Y

CAPITAL STOCK                                                                           2,839,453        2,840,353

CONTRIBUTED SURPLUS                                                                        59,411           59,411

CUMULATIVE TRANSLATION ACCOUNT                                                         (1,035,823)      (1,048,467)

RETAINED EARNINGS                                                                      14,814,857       18,979,164

                                                                                       -----------      -----------

                                                                                       16,677,898       20,830,461
                                                                                       -----------      -----------

                                                                                     $ 26,817,010     $ 33,270,077
                                                                                       ===========      ===========

                      CONSOLIDATED MERCANTILE INCORPORATED

                      CONSOLIDATED STATEMENT OF OPERATIONS
                              AND RETAINED EARNINGS

                         SIX MONTHS ENDED JUNE 30, 2006

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                          (Unaudited)
                                                                     Six Months ended June 30     Three Months ended June 30
                                                                        2006          2005                2006             2005

SALES                                                             $   14,695,047 $ 18,184,462        $  7,030,283     $  9,562,553

COST OF SALES                                                         13,411,386   16,387,606           6,417,577        8,807,537
                                                                    -------------  -----------         -----------      -----------
                                                                       1,283,661    1,796,856             612,706          755,016
                                                                    -------------  -----------         -----------      -----------

INVESTMENT INCOME (LOSS)                                                  16,813      250,169            (275,838)         185,910
                                                                    -------------  -----------         -----------      -----------

EXPENSES
  Selling and administrative                                           3,083,196    3,721,076           1,594,319        1,975,304
  Amortization                                                           217,088      250,000             107,973          145,000
  Interest on long-term debt                                             -             26,359              -                10,221
  Loss (gain) on foreign exchange                                         88,840     (373,979)             99,877         (214,406)
  Loss on extinguishment of debt                                         -            320,000              -               320,000
                                                                    -------------  -----------         -----------      -----------
                                                                       3,389,124    3,943,456           1,802,169        2,236,119
                                                                    -------------  -----------         -----------      -----------

LOSS FROM OPERATIONS BEFORE THE UNDERNOTED                            (2,088,650)  (1,896,431)         (1,465,301)      (1,295,193)

  Equity loss of significantly influenced companies                     (622,693)    (417,222)           (273,510)        (141,007)
  Write-down of investment in significantly influenced company          (991,732)      -                 (991,732)          -
                                                                    -------------  -----------         -----------      -----------
                                                                      (1,614,425)    (417,222)         (1,265,242)        (141,007)
                                                                    -------------  -----------         -----------      -----------

LOSS BEFORE INCOME TAXES
  AND NON-CONTROLLING INTEREST                                        (3,703,075)  (2,313,653)         (2,730,543)      (1,436,200)

  Income taxes (recovered)                                               550,005     (655,654)            518,784         (466,307)
                                                                    -------------  -----------         -----------      -----------

LOSS BEFORE NON-CONTROLLING INTEREST                                  (4,253,080)  (1,657,999)         (3,249,327)        (969,893)

  Non-controlling interest                                             1,023,299      650,709             612,093          406,375
                                                                    -------------  -----------         -----------      -----------

LOSS FROM CONTINUING OPERATIONS                                       (3,229,781)  (1,007,290)         (2,637,234)        (563,518)

  Share of loss from discontinued operations
    of significantly influenced company                                 (932,866)    (876,815)           (344,236)        (322,957)
                                                                    -------------  -----------         -----------      -----------

NET LOSS FOR THE PERIOD                                               (4,162,647)  (1,884,105)         (2,981,470)        (886,475)

RETAINED EARNINGS, beginning of  period                               18,979,164   25,093,049          17,797,987       24,095,419

  Excess of cost of shares purchased for cancellation
   over stated value                                                      (1,660)      -                   (1,660)          -
                                                                    -------------  -----------         -----------      -----------

RETAINED EARNINGS, END OF PERIOD                                  $   14,814,857 $ 23,208,944        $ 14,814,857     $ 23,208,944
                                                                    =============  ===========         ===========      ===========

LOSS PER SHARE

Loss per share from continuing operations
     Basic                                                        $        (0.64)$      (0.20)       $      (0.52)    $      (0.11)
     Diluted                                                      $        (0.64)$      (0.20)       $      (0.52)    $      (0.11)

Loss per share from discontinued operations
     Basic                                                        $        (0.18)$      (0.18)       $      (0.07)    $      (0.07)
     Diluted                                                      $        (0.18)$      (0.18)       $      (0.07)    $      (0.07)

Loss per share
     Basic                                                        $        (0.82)$      (0.38)       $      (0.59)    $      (0.18)
     Diluted                                                      $        (0.82)$      (0.38)       $      (0.59)    $      (0.18)

Weighted average number of common shares
     Basic                                                             5,094,498    5,031,127           5,094,488        5,050,730
     Diluted                                                           5,094,498    5,031,127           5,094,488        5,050,730

                      CONSOLIDATED MERCANTILE INCORPORATED

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                         SIX MONTHS ENDED JUNE 30, 2006

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                             (Unaudited)
                                                                       Six Months ended June 30        Three Months ended June 30
                                                                        2006          2005                2006             2005
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
  Loss from continuing operations                                 $   (3,229,781)$ (1,007,290)       $ (2,637,234)    $   (563,518)
  Amortization                                                           217,088      250,000             107,973          145,000
  Equity loss of significantly influenced companies                      622,693      417,222             273,510          141,007
  Write-down of investment in significantly influenced company           991,732            -             991,732                -
  Future income taxes                                                    457,487      (36,654)            431,784          (93,307)
  Non-controlling interest                                            (1,023,299)    (650,709)           (612,093)        (406,375)
                                                                    -------------  -----------         -----------      -----------
                                                                      (1,964,080)  (1,027,431)         (1,444,328)        (777,193)
  Change in non-cash components of working capital
    Decrease (increase) in accounts receivable                         1,581,273    1,872,228            (359,043)         486,839
    Decrease in income taxes recoverable                                 611,389            -             613,886                -
    Decrease (increase) in inventories                                   946,751     (760,766)             56,806         (307,144)
    Increase in prepaid expenses                                        (332,881)    (331,356)            (43,925)        (152,437)
    (Decrease) increase in accounts payable and accrued liabilities     (156,029)    (589,311)            645,874          182,542
    Decrease in income taxes payable                                     (20,798)  (2,206,755)             (2,795)        (386,976)
                                                                    -------------  -----------         -----------      -----------
                                                                         665,625   (3,043,391)           (533,525)        (954,369)
                                                                    -------------  -----------         -----------      -----------
FINANCING ACTIVITIES
  (Decrease) increase in bank indebtedness                            (1,086,212)   2,018,707             (41,680)         962,725
  Issuance of common shares                                                    -       79,625                   -           79,625
  Purchase of common shares for cancellation                              (2,560)           -              (2,560)               -
  Other                                                                   (4,163)    (550,000)             (1,663)        (550,000)
                                                                    -------------  -----------         -----------      -----------
                                                                      (1,092,935)   1,548,332             (45,903)         492,350
                                                                    -------------  -----------         -----------      -----------
INVESTING ACTIVITIES
  Capital expenditures on property, plant and equipment                  (56,998)    (277,067)            (15,019)         (84,882)
  Increase in short-term investments                                  (1,872,882)  (3,118,162)         (1,650,706)      (3,115,853)
  Proceeds from sale of property, plant and equipment                    102,903       -                  102,903           -
  Other                                                                   (8,795)      10,197              (9,478)           3,597
                                                                    -------------  -----------         -----------      -----------
                                                                      (1,835,772)  (3,385,032)         (1,572,300)      (3,197,138)
                                                                    -------------  -----------         -----------      -----------

CHANGE IN CASH POSITION                                               (2,263,082)  (4,880,091)         (2,151,728)      (3,659,157)

Cash and cash equivalents, beginning of period                         7,064,845   12,320,246           6,953,491       11,099,312
                                                                    -------------  -----------         -----------      -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD                          $    4,801,763 $  7,440,155        $  4,801,763     $  7,440,155
                                                                    =============  ===========         ===========      ===========


Supplemental cash flow information:
  Interest paid                                                   $      155,661 $     89,186        $     78,811     $     43,685
  Income taxes paid                                               $       32,018 $  1,603,755        $     -          $     30,388

-----------------------------------------------------------------------------------------------------------------------------------

Segmented information for the six months ended June 30, 2006
(expressed in thousands of dollars)

The Company manufactures furniture in Canada and the United States.
                                                                       Six Months ended June 30         Three Months ended June 30
                                                                        2006          2005                2006             2005
Industry Segments:

  Net sales                           Furniture                     $     14,695   $   18,184        $      7,030     $      9,562
                                                                    -------------  -----------         -----------      -----------

  Operating loss                      Furniture                     $     (1,407)  $   (1,635)       $       (783)    $     (1,011)
                                                                    -------------  -----------         -----------      -----------

  Capital expenditures                Furniture                     $         57   $      277        $         15     $         85
                                                                    -------------  -----------         -----------      -----------

  Total assets                        Furniture                     $     11,479   $   13,699
                                      Corporate                           15,338       22,031
                                                                    -------------  -----------
                                                                    $     26,817   $   35,730
                                                                    -------------  -----------

Geographic Segments:

  Net sales                           Canada                        $     10,907   $   14,165        $      4,979     $      7,733
                                      United States                        3,788        4,109               2,051            1,829
                                                                    -------------  -----------         -----------      -----------
                                                                    $     14,695   $   18,274        $      7,030     $      9,562
                                                                    -------------  -----------         -----------      -----------

  Plant, property,                    Canada                        $      1,195   $    1,775
    equipment and goodwill            United States                          329          205
                                                                    -------------  -----------
                                                                    $      1,524   $    1,980
                                                                    -------------  -----------

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with accounting principles accepted in Canada on a basis consistent with those followed in the most recent audited consolidated financial statements. These unaudited interim consolidated financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended December 31, 2005.

The 2005 unaudited interim consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 unaudited interim consolidated financial statements.



Investments

Long-term investments in which the Company has significant influence are accounted for using the equity method. Whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable, the investment will be written down to its fair value. Any impairment in value is recorded in the consolidated statement of operations.

Investments as at June 30, 2006 and December 31, 2005 consists of the following:

                                                                             June 30, 2006            December 31, 2005

Investment in significantly influenced company
     Common shares - at equity (22.8%)
     Proportionate share of net book value                                  $    3,187,086             $    4,695,803
     Unamortized goodwill                                                          625,597                  1,611,478
                                                                            ---------------            ---------------
                                                                                 3,812,683                  6,307,281

Investment in significantly influenced company
     Common shares - at equity (1.4%)                                              500,397                    497,449

Investment in significantly influenced company
     Common shares - at equity (50.0%)                                           (126,565)                   (83,565)

Note receivable from a significantly influenced  company,
    bearing interest at prime, due on demand                                        66,880                     58,085
                                                                            ---------------            ---------------

                                                                            $    4,253,395             $    6,779,250
                                                                            ===============            ===============

Polyair Inter Pack Inc.'s ("Polyair" - the Company's 22.8% equity investee) working capital position has deteriorated due to operating losses incurred. Accordingly, Polyair has used its bank facility to partially finance operating losses, capital expenditures and long-term debt repayments. In order to reduce operating costs and provide adequate capital resources for its future business plan, Polyair will need to complete the sale of its remaining non-packaging product groups, or raise additional capital. There is no assurance that Polyair will be successful in either of these initiatives and in the event that it is unable to improve its profitability or raise sufficient capital, Polyair's lenders may limit or withdraw credit available under their loan facility. Accordingly, the Company's carrying value of this investment is recorded at Polyair's fair market value of $2.46 per share as at June 30, 2006. The year-to-date results include an equity loss pickup of $1,515,507 and a $991,732 write-down on this investment.



Discontinued Operations

As noted previously, Polyair announced its intention to sell its Pool Division and subsequent to its most recent quarter, reached an agreement for the sale of its pool accessories business. After effecting this sale, the Pool Division will be left with two remaining product groups and Polyair is actively engaged in soliciting buyers for these. To the extent that Polyair concludes a sale of its remaining Pool Division product groups, it will operate with its packaging business as its principal business and, accordingly, the operating results of the Pool Division have been classified as discontinued operations.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                     FOR THE SIX MONTHS ENDED JUNE 30, 2006



The following management's discussion and analysis (MD&A) provides a review of the financial condition and results of operations of Consolidated Mercantile Incorporated ("the Company") for the six months ended June 30, 2006. This MD&A should be read in conjunction with the Company's June 30, 2006 unaudited interim consolidated financial statements included elsewhere herein.

In this document and in the Company's unaudited interim consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All amounts, unless specifically identified as otherwise, both in the unaudited consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management's Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically involve words or phrases such as "believes", "expects", "anticipates", "intends", "foresee", "estimates" or similar expressions. Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company's reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.



THE COMPANY

The Company is a management holding company which effects its strategy through investment in, management of and merchant banking to its core strategic industries, including furniture and finance, with the objective of creating added value to the Company and its shareholders. In addition, the Company retains a 23% equity interest in Polyair Inter Pack Inc. ("Polyair"), previously the Company's specialty pool cover and packaging subsidiary.

Distinctive Designs Furniture Inc. ("Distinctive"), the Company's furniture manufacturing subsidiary, focuses on the manufacture and sale of leather and fabric upholstered furniture to major Canadian department stores, and to mass merchants and independent furniture stores in both Canada and the United States. Distinctive produces and distributes its products from one U.S. and two Canadian facilities. As part of its ongoing cost reduction plan, Distinctive recently consolidated two of its Toronto operations into one facility.

Polyair manufactures products for the protective packaging and swimming pool industries. Polyair's Packaging Division sells its products to distributors and retailers in North America who service a wide variety of end users. Polyair recently announced its intention to sell its Pool Division and subsequent to its most recent quarter reached an agreement for the sale of its pool accessories business. After effecting this sale, the Pool Division will be left with two remaining product groups and Polyair is actively engaged in soliciting buyers for these groups. Polyair manufactures and markets its products from eleven facilities located throughout North America.

The Company focuses on internal growth and strategic acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with potential for sales of complementary products.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and cash flow from operations.

The Company's working capital amounted to $12.9 million at June 30, 2006 compared to $14.8 million at December 31, 2005. The ratio of current assets to current liabilities improved to 2.67:1 at June 30, 2006 from 2.65:1 at December 31, 2005.

Accounts Receivable decreased by approximately $1.6 million from December 31, 2005 to $4.7 million at June 30, 2006. The decrease in Accounts Receivable was attributable to a combination of collection efforts and lower sales levels generated by Distinctive during the first six months of 2006. Distinctive's Inventories at June 30, 2006 decreased by approximately $0.9 million to $4.7 million from $5.6 million at December 31, 2005 due to the shipment of inventories built for orders at the beginning of the year and reduced sales levels. Accounts Payable decreased by approximately $0.2 million to $2.8 million from $3.0 million at December 31, 2005. The Company's total debt decreased to $4.6 million as at June 30, 2006 compared to $5.7 million at December 31, 2005 due to a decrease in Bank Indebtedness.

During six months ended June 30, 2006, the Company's cash position decreased by $2.3 million to $4.8 million from $7.1 million at December 31, 2005. The net decrease was due to the following:

     - Operating Activities increased cash by approximately $0.6 million as a result of cash generated from operations;

     - Financing Activities decreased cash by approximately $1.1 million. This was due to the decrease in Bank Borrowings by Distinctive during the period;

     - Investing Activities decreased cash by $1.8 million due to an increase in short-term investments of approximately $1.9 million and an investment by Distinctive of $56,998 in plant and equipment. This was offset by the proceeds received by Distinctive from the sale of equipment in the amount of $102,903.

As noted previously, Distinctive has been advised by its bank that the bank has decided not to renew its credit facility beyond July 31, 2006. Distinctive is currently in the final stages of completing alternative financing and believes that it will be successful in doing so. Distinctive continues to work with its current lender in order to facilitate the successful completion of this new financing arrangement. There can be no assurance that such financing will not be substantially more expensive than the current facility.


The following is a summary of the Company's consolidated contractual obligations as at June 30, 2006:

(In thousands of dollars)

                                                          Less Than                                            After
                                             Total           1 Year     1 - 3 Years      4 - 5 Years         5 Years
                                   ---------------- ---------------- --------------- ---------------- ---------------
Long-term Debt                              $  568           $   10          $   21           $  Nil          $  537
Lease Obligations                            1,511              768             743              Nil             Nil
                                   ---------------- ---------------- --------------- ---------------- ---------------
Total Contractual Obligations              $ 2,079          $   778          $  764           $  Nil          $  537
                                   ================ ================ =============== ================ ===============

The Company's 2006 ongoing expected costs include cost of sales, selling and administrative expenses, fees for management and administrative services provided to the Company, legal and audit fees, public company shareholder costs and interest expense. The Company expects to generate the revenue required in order to service these expenditures from cash flow from operations and believes that it will have sufficient cash resources to meet its 2006 requirements.

RESULTS OF OPERATIONS

The following table sets forth items derived from the unaudited interim consolidated statements of operations for each of the eight most recently completed quarters:

(In thousands of dollars, except per share amounts)

                                      2006                            2005                                 2004
                              ---------------------   ---------- ---------- ---------- ----------    ---------- ----------
                               Second     First        Fourth     Third      Second     First         Fourth     Third
                               Quarter    Quarter      Quarter    Quarter    Quarter    Quarter       Quarter    Quarter
                              ---------- ----------  ---------- ---------- ---------- ----------    ---------- ----------
Sales                           $ 7,030    $ 7,665      $ 9,309    $ 9,507    $ 9,562    $ 8,622       $13,226    $10,906


Earnings (loss) from
  continuing operations          (2,637)      (592)        (928)      (450)      (563)      (444)            63      (711)


Earnings (loss) from
 discontinued operations           (344)      (589)      (2,027)      (814)      (323)      (554)         (303)        186


Net loss                         (2,981)    (1,181)      (2,955)    (1,264)      (886)      (998)         (240)      (525)


Earnings (loss) per share
  from continuing operations
    Basic                       $ (0.52)   $ (0.12)     $ (0.18)   $ (0.09)   $ (0.11)   $ (0.09)        $ 0.01   $ (0.14)
    Diluted                       (0.52)     (0.12)       (0.18)     (0.09)     (0.11)     (0.09)          0.01     (0.14)


Earnings (loss) per share
  from discontinued operations
    Basic                       $ (0.07)   $ (0.11)     $ (0.40)   $ (0.16)   $ (0.07)   $ (0.11)      $ (0.06)     $ 0.04
    Diluted                       (0.07)     (0.11)       (0.40)     (0.16)     (0.07)     (0.11)        (0.06)       0.04


Loss per share
    Basic                       $ (0.59)   $ (0.23)     $ (0.58)   $ (0.25)   $ (0.18)   $ (0.20)      $ (0.05)   $ (0.10)
    Diluted                       (0.59)     (0.23)       (0.58)     (0.25)     (0.18)     (0.20)        (0.05)     (0.10)


General

The following table sets forth items derived from the unaudited interim consolidated statements of operations for the three month periods ended June 30, 2006 and 2005 and for the six-month periods ended June 30, 2006 and 2005:

(In thousands of dollars)
                                                 Three Months Ended                          Six Months Ended
                                                 June 30 (Unaudited)**                      June 30 (Unaudited)**
                                             --------------------------                  -------------------------
                                                 2006            2005                       2006             2005
                                             --------------------------                  -------------------------
Sales                                        $   7,030         $  9,563                  $  14,695       $  18,184
Cost of sales                                    6,417            8,808                     13,411          16,387
                                             --------------------------                  -------------------------
Gross profit *                                     613              755                      1,284           1,797
Investment income (loss)                         (276)              186                         17             250
Expenses                                       (1,802)           (2,236)                   (3,389)          (3,944)
Loss on equity items                           (1,265)             (141)                   (1,614)            (417)
                                             --------- ----------------                  -------------------------
Loss before income taxes                       (2,730)           (1,436)                   (3,702)          (2,314)
Income taxes                                     (519)              466                      (550)             656
Non-controlling interest                          612               407                     1,023              651
                                             --------------------------                  -------------------------
Loss from continuing operations                (2,637)             (563)                   (3,229)          (1,007)
Share of loss from discontinued
operations of equity investee                    (344)             (323                      (933)            (877
                                            ---------------------------                 --------------------------
Net loss                                    $  (2,981)         $   (886)                $  (4,162)       $  (1,884)
                                            ===========================                 ==========================

*Gross profit is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Gross profit should not be considered as an alternative to net earnings (loss) or cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating gross profit may differ from other companies and may not be comparable to measures used by other companies. The Company defines Gross profit as net earnings (loss) before other income, selling and administrative expenses, interest expense, amortization, gain (loss) on foreign exchange, income (loss) on equity items, non-controlling interest, income taxes and loss from discontinued operations.

** The quarterly financial data for 2005 has been reclassified to conform to the year end audited consolidated financial statement presentation for 2005.


Review of Second Quarter and Six Month Results ended June 30 2006 and 2005

Sales. Sales for the second quarter of 2006 were $7.0 million, a decrease of $2.6 million as compared to $9.6 million for the comparable 2005 period. Sales for the six months ended June 30, 2006 were $14.7 million, a decrease of $3.5 million as compared to $18.2 million for the comparable 2005 period. Distinctive sales for the first six months continued to be impacted by a difficult retail environment and by increased competition, primarily from offshore manufacturers. Distinctive has initiated new programs with certain key customers and it is expected that sales to these customers will improve in the coming quarters.

Gross Profit. Gross profit as a percentage of sales increased to 8.7% for the second quarter of 2006 compared with 7.9% for the comparable 2005 period. The improvement for the second quarter of 2006 was due to reduced direct and overhead costs resulting from plant consolidation. Gross profit as a percentage of sales decreased to 8.7% for the first six months of 2006 compared with 9.9% for the comparable 2005 period. The decrease in gross profit percentage in the first six months of 2006 was due to the reduced sales volumes relative to fixed costs as well as a reduction in gross profit margins caused by higher material and labour costs of 2006. Distinctive continues to implement a number of adjustments including an increase in its component import programs so as to reduce labour and material costs and to enhance its ability to be more competitive in the industry. In addition, as part of its cost reduction process, Distinctive completed the consolidation of two of its Toronto operations into one facility.

Investment Income. Investment loss amounted to $275,838 for the second quarter of 2006 compared to investment income of 185,910 for the comparable 2005 period. Investment income for the six months ended June 30, 2006 decreased to $16,813 compared to $250,169 for the comparable 2005 period. Investment results were impacted by the poor performance of the equity markets during the most recent quarter.

Selling and Administrative Expenses. Selling and administrative expenses as a percentage of sales were 22.7% for the second quarter of 2006 and 20.7% for the comparable 2005 period. Selling and administrative expenses as a percentage of sales were 21.0% for six months ended June 30, 2006 and 20.5% for the comparable 2005 period. The increase in percentage was due to the effect of distributed fixed costs over lower sales volumes. Selling and administrative expenses for the quarter and for the six months ended June 30, 2006 decreased compared to the comparable 2005 periods due to the implementation of Distinctive's cost reduction program.

Other Expenses. During the second quarter of 2006 and 2005 the Company incurred other expenses of $207,850 and $260,815 respectively. Other expenses for the six months ended June 30, 2006 were $305,928 as compared to $222,380 for the comparable 2005 period. Other expenses for the second quarter and for the six months ended June 30, 2005 included a $320,000 cost as a result of the settlement of the outstanding convertible debenture and the positive effect of a strengthening U.S. dollar on the Company's U.S. cash balances.

Equity Loss. During the period under review, the Company recorded a $991,732 write-down of its investment in Polyair to its fair market value. Equity loss amounted to $273,510 for the second quarter of 2006 as compared to an equity loss of $141,007 for the comparable 2005 period. Equity loss for the six months ended June 30, 2006 was $622,693 as compared to equity loss of $417,222 for the comparable 2005 period. Polyair's results for the second quarter and the six month period ended April 29, 2006 were impacted by a decline in gross profit due to a change in product mix as well as higher material costs and lower unit sales volumes.

Income Tax Provision. The effective tax rate before non-taxable equity items was (35.4%) for the second quarter of 2006 as compared to 36.0% for the comparable 2005 period. The effective tax rate for the six months ended June 30, 2006 and 2005 was (26.3%) and 34.6% respectively. The difference between the Company's statutory tax rate and its effective tax rate is primarily attributable to certain non-deductible expenses, the non-taxable portion of foreign exchange gains and losses, capital gain tax treatment, a reserve provided against the realization of current year's non-capital loss carried forward and a revaluation of the realization of the future income tax benefits of prior years' non-capital losses.

Discontinued Operations. Polyair recently announced its intention to sell its Pool Division and subsequent to its most recent quarter, completed the sale of its pool accessories business. After effecting this sale the Pool Division is left with two remaining product groups and Polyair is actively engaged in soliciting buyers for these. To the extent that Polyair concludes a sale of its remaining Pool Division product groups, it will operate with its packaging business as its principal business and accordingly the operating results of the Pool Division have been classified as discontinued operations. Polyair's discontinued operations were impacted by higher interest charges and the write-down of assets to reflect estimated fair value based upon recoverability.

Net Loss. Net loss for the second quarter of 2006 was $2,981,470 as compared to net loss of $886,475 in the comparable 2005 period. Net loss for the six months ended June 30, 2006 amounted to $4,162,647 as compared to a net loss of $1,884,105 for the comparable 2005 period. The increase in quarterly and the year-to-date loss was due to the losses generated at both Distinctive and Polyair, the inclusion of the $991,732 write-down of the Company's investment in Polyair and the revaluation of the future income tax benefits on non-capital loss carry forwards.

Inflation. Inflation has not had a material impact on the results of the Company's operations in its last quarter, and is not anticipated to materially impact on the Company's operations during its current fiscal year.


RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the transfer amount which is the amount of consideration established and agreed to by the related parties.

The Company paid to Forum Financial Corporation ("Forum") an agreed upon fee of $120,000 for administrative, management and consulting services rendered for the six months ended June, 2006. These services include office, administrative and clerical services, including bookkeeping and accounting. Forum also assists in the decision making process relating to the Company's and its subsidiaries' various investment interests. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

During the period under review, Distinctive paid to Forum an agreed upon fee of $24,000 for administrative, management and consulting services rendered. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company and a director of Distinctive, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum and an officer of Distinctive.

Distinctive entered into a lease agreement with Genterra Inc. ("Genterra") for warehouse space located at 140 Wendell Avenue, Toronto, Ontario. The lease term commenced October 1, 2004 and ends September 30, 2007 at an annual rental of $275,000 per year. Alan Kornblum is an officer and/or director of Distinctive and Genterra. Stan Abramowitz is an officer and/or director of the Company, Genterra and Distinctive.



SHARE DATA

The following table sets forth the Outstanding Share Data for the Company as at August 14, 2006:

                                                                                       Authorized               Issued
                                                                               ------------------- --------------------
Preference Shares, issuable in series                                                   Unlimited
Class A Preference shares
$0.04 non-cumulative, non-voting, non-participating, $0.44 redeemable                   Unlimited              315,544

Common Shares                                                                           Unlimited            5,091,907

Share Purchase Warrants
Warrants issued and outstanding pursuant to long-term debt agreement Each warrant entitles the holder to purchase one Common share at $3.00 per share
Warrants expire on September 7, 2006                                                                           226,665


RISKS AND UNCERTAINTIES

Due to operating losses incurred, primarily in its Pool Division, Polyair's working capital position has deteriorated as it has used its bank facility to partially finance operating losses, capital expenditures and long-term debt repayments. Subsequent to its second quarter end, Polyair reached an agreement for the sale of its pool accessories business. Polyair has concluded this sale and applied the net proceeds of the sale to pay down bank debt. In addition, Polyair's lenders have agreed to amend Polyair's second quarter financial covenants to accommodate restructuring costs which Polyair incurred in its second quarter and write-offs associated with the sale of the pool accessories business. In order to reduce operating costs and provide adequate capital resources for its future business plan, Polyair will need to complete the sale of its remaining non-packaging product groups, or raise additional capital.
There is no assurance that Polyair will be successful in either of these initiatives and in the event that it is unable to improve its profitability or raise sufficient capital, Polyair's lenders may limit or withdraw credit available under their loan facility. In such an event, further adjustments may be necessary to the carrying value of the Company's investment therein.

Distinctive has been advised by its bank that the bank has decided not to renew its credit facility beyond July 31, 2006. Distinctive is currently in the final stages of completing alternative financing and believes that it will be successful in doing so. Distinctive continues to work with its current lenders in order to facilitate the successful completion of this new financing arrangement. There can be no assurance that such financing will not be substantially more expensive than the current facility.

The Company's operating results are reported in Canadian dollars. Historically, approximately 72% of Polyair's and 25% of Distinctive's sales revenues were generated primarily in the United States in U.S. dollars. While Polyair is accounted for using the equity method and revenues and expenses from this investment are not recorded, the equity results therefrom still have a direct impact on the results of the Company. The average exchange rate for income statement translation of U.S. dollar denominated amounts was 1.15 for the first six months of 2006 and 1.22 for the comparable 2005 period. Exchange rate fluctuations are beyond the control of the Company and there can be no assurance that the Canadian Dollar will not appreciate against the U.S. Dollar. Accordingly, any increase in the value of the Canadian Dollar versus the U.S. Dollar will reduce the Company's sales revenue as expressed in Canadian dollars and may also impact the results of Polyair. As a result of the strengthened Canadian dollar, the furniture industry is exposed to additional competition from imported products. Offshore manufacturers have made in-roads into the Canadian upholstery market and Distinctive is under increased pressure to adjust selling prices and to reduce costs to meet this import competition. Polyair and Distinctive purchase goods and services in both Canadian and U.S. dollars. To reduce their exposure to exchange rate fluctuations, the Company, Polyair, and Distinctive may hedge their currency risk based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors.

Distinctive and Polyair use various commodity raw materials and energy products in conjunction with their manufacturing processes. Generally, they acquire such components at market prices and do not use financial instruments to hedge commodity prices. As a result, they are exposed to market risk due to changes in commodity prices related to these components.

Weather is the principal external factor that affects demand for Polyair's Pool Division products. Unseasonal late warming or a wet early summer can decrease the length of the pool season and reduce demand for these products. Polyair's pool products business is highly seasonal and as a result a substantial portion of its operating income is generated in its third quarter. Any factors that disrupt sales or operations in these months could materially affect the earnings of Polyair.

Polyair and Distinctive are subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to the protection of the environment. Included in the assets purchased by Polyair from Jacuzzi Leisure Products Ltd. and Jacuzzi Inc. is a property in Toronto that has been identified as having some industrial contamination. Polyair has reserved funds for remediation thereof and has taken on an insurance policy that covers liability for offsite damages and claims. In addition, Polyair has entered into a put/call agreement that allows for the sale of this property. Polyair entered into this transaction with a view to divesting itself of a source of potential environmental liability. Although all other facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by either Polyair or Distinctive.

Distinctive and Polyair face a certain degree of credit risk arising from the sale of products on credit terms to customers. Distinctive and Polyair seek to maintain a diversified customer base in order to limit exposure to credit risk from any one customer. Distinctive and Polyair attempt to mitigate credit risk through the establishment of credit limits and terms of sales with customers. Credit limits are reviewed and monitored regularly. During the period under review, three separate customers of Distinctive accounted for approximately 42% (2005 - 42%) of its revenues. Loss of any of these customers could result in unsold inventory and decreased capacity utilization.

Polyair has been named from time to time as a defendant in claims arising from pool-related injuries. In each case which has been resolved, Polyair has either prevailed (on the merits or by dismissal) or secured settlement well within insurance coverage limits. Polyair believes its products are safe and contain proper use warnings, but avoidance of litigation cannot be assured.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company's operations and profitability. They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.

OUTLOOK

With the 2004 sale of part of its holdings in Polyair, the Company substantially enhanced its working capital. The Company continues to consider potential options to build shareholder equity and to maximize shareholder return on investment wherever possible.

Distinctive continues its efforts to expand brand awareness. Upward cost pressures and strong offshore competition continue to challenge Distinctive. Accordingly, Distinctive has embarked on a profit improvement program including a substantial increase in its component import programs designed to reduce material and labour costs. In addition, Distinctive's product development activities are focused on expanding its product line. Distinctive is anticipating sales increases in the coming quarters from the introduction of complimentary product lines such as mattresses and recliners and from new programs with its key customers. Distinctive's management believes that its focus on improved manufacturing efficiency and cost reductions together with new product initiatives should result in improved results.

The Company retains a 23% equity interest in Polyair. The market for protective packaging products is very competitive and Polyair expects that while it has been successful in recent months in regaining a portion of the sales volumes lost in the earlier part of the year, it margins will continue under pressure until raw material costs stabilize and it lowers its operating costs.


Polyair has concluded the sale of its pool accessories business and is continuing to seek the sale of its remaining two pool product groups. The Pool Division's working capital requirements are declining as it collects its receivables; however, the current asset build up and operating losses has strained Polyair's working capital. There can be no assurance that Polyair will realize the necessary improvement in profitability in order to meet its bank covenants. With its current financing, Polyair does not have sufficient funding to meet the requirements of its operating businesses and failure to complete the sale of its remaining non-packaging assets or alternatively, Polyair not raising additional capital, could result in lost sales and continued poor profitability in future months. Polyair's management is evaluating several alternatives to address this working capital deficit and to provide adequate funding for future requirements.




CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations and affect the more significant judgements and estimates used in the preparation of its consolidated financial statements:

     Sales Returns and Allowances - Distinctive and Polyair record customer product returns as an adjustment to sales. Distinctive and Polyair estimate and accrue their customer returns based on historical trends and known returned goods authorizations. Higher product returns after the reporting of their financial results may cause these estimates to be inadequate and could result in changes to income in future periods.

     Customer Rebates - Both Distinctive and Polyair pay rebates to certain of their customers based upon pre-defined targets. Estimates of rebates accrued are continually revised to reflect actual rebates earned. If market conditions were to change, Distinctive and Polyair may have to change the terms of their rebate programs. Although such changes would not affect the amounts recorded for sales already made, it could lower or raise their profit margins in future periods.

     Allowance for Doubtful Accounts - Distinctive and Polyair maintain accounts receivable allowances for estimated losses resulting from the inability of their customers to make payments. Additional allowances may be required if the financial condition of customers deteriorates.

     Valuation of Obsolete Inventory - In evaluating the adequacy of provision for inventory obsolescence, a number of factors are considered, including level of inventory in relationship to historical and forecasted sales, changes in customer preferences and new product offerings. For both Distinctive and Polyair, provision for inventory obsolescence may require adjustment as any of the above mentioned factors change.

     Future Income Taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of existing valuation allowance. Changes in future profitability of the Company may impact the realization of these future tax assets.



RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Canadian Institute of Chartered Accountants' has amended Handbook Section 3855 "Recognition and Measurement of Financial Instruments" and issued Section
3861 "Financial Instruments - Disclosure and Presentations". These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently assessing the impact of these recommendations on its financial position, results of operations and cash flows. The Company will adopt these recommendations commencing January 1, 2007.



ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company's Annual Information Form, audited year end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States. For further information shareholders may also contact the Company by email at info@consolidatedmercantile.com

                FORM 52-109F2 - Certification Of Interim Filings

                      CONSOLIDATED MERCANTILE INCORPORATED


I, Fred A. Litwin, Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CONSOLIDATED MERCANTILE INCORPORATED for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


DATED: August 14, 2006.



"Signed"

Fred A. Litwin
Chief Executive Officer

Consolidated Mercantile Incorporated

                FORM 52-109F2 - Certification Of Interim Filings

                      CONSOLIDATED MERCANTILE INCORPORATED


I, Stan Abramowitz, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CONSOLIDATED MERCANTILE INCORPORATED for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


DATED: August 14, 2006.



"Signed"

Stan Abramowitz
Chief Financial Officer

Consolidated Mercantile Incorporated

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        CONSOLIDATED MERCANTILE INCORPORATED

Date: August 21, 2006               By:/s/STAN ABRAMOWITZ
                                       Stan Abramowitz, Chief Financial Officer